As filed with the Securities and Exchange Commission on October 7, 1996
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                             CUC INTERNATIONAL INC.
             (Exact Name of Registrant as Specified in its Charter)

             Delaware                                   06-0918165
   (State or Other Jurisdiction             (I.R.S. Employer Identification No.)
 of Incorporation or Organization)

                                707 Summer Street
                           Stamford, Connecticut 06901
                                 (203) 324-9261
               (Address, Including Zip Code, and Telephone Number,
        including Area Code, of Registrant's Principal Executive Offices)

                Cosmo Corigliano                                    Amy N. Lipton, Esq.
Senior Vice President and Chief Financial Officer        Senior Vice President and General Counsel
             CUC International Inc.                               CUC International Inc.
                707 Summer Street                                    707 Summer Street
           Stamford, Connecticut 06901                          Stamford, Connecticut 06901
                 (203) 324-9261                                       (203) 324-9261

                               (Name and Address, Including Zip Code,
                 and Telephone Number, Including Area Code, of Agents For Service)

                                   Copies to:

      Stephen E. Jacobs, Esq.                     Robert E. Buckholz, Jr., Esq.
      Weil, Gotshal & Manges LLP                  Sullivan & Cromwell
      767 Fifth Avenue                            125 Broad Street
      New York, New York 10153                    New York, New York 10004
      (212) 310-8000                              (212) 558-4000


Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective by order of the Securities and Exchange Commission.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                 Proposed Maximum       Proposed Maximum
  Title of Each Class of Securities to       Amount to be       Offering Price Per     Aggregate Offering         Amount of
              be Registered                 Registered (1)           Unit (2)               Price (2)          Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                  12,650,000              $40.56              $513,084,000            $155,480.00

==================================================================================================================================

(1) Includes 1,650,000 shares as to which the Underwriters have been granted an option by certain of the Selling Stockholders solely to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average high and low price of CUC International Inc. common stock, $.01 par value, on October 3, 1996, as reported on the New York Stock Exchange, Inc. Composite Transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED OCTOBER 7, 1996
                               16,500,000 Shares*
[LOGO]                       CUC International Inc.
                                  Common Stock
                           (par value $.01 per share)


         All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders". Of the 16,500,000 shares of Common Stock being offered by the Selling Stockholders, 13,200,000 shares are being offered hereby in the United States and 3,300,000 shares are being offered in a concurrent international offering outside the United States. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting". The Company will not receive any of the proceeds from the sale of the shares offered hereby. See "Use of Proceeds".

         The last reported sale price of the Common Stock (which is listed under the symbol "CU") on the New York Stock Exchange, Inc. Composite Transactions on October 4, 1996 was $26 5/8 per share. See "Price Range of Common Stock and Dividend Policy".

         * Unless otherwise indicated, all information included in this Prospectus has been adjusted for the three-for-two split of the Common Stock to be effected on October 21, 1996, and further assumes that the Underwriters' over-allotment options will not be exercised.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                 Proceeds to
                                                  Public               Underwriting                Selling
                                              Offering Price            Discount(1)            Stockholders(2)
                                              --------------            -----------            ---------------
Per Share................................           $                       $                     $
Total(3).................................         $                       $                     $

---------------------
(1) Each of the Company and the Selling Stockholders has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $_______________ payable by the Company and $_______________ payable by the Selling Stockholders.
(3) Certain of the Selling Stockholders have granted to the U.S. Underwriters an option exercisable on or before November 12, 1996 to purchase up to an additional 1,980,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, certain of the Selling Stockholders have granted to the International Underwriters an option exercisable on or before November 12, 1996 to purchase up to an additional 495,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount, and proceeds to the Selling Stockholders will be $__________, $__________ and $___________ respectively. See
     "Underwriting".


      The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about October __, 1996, against payment therefor in immediately available funds.

Goldman, Sachs & Co.                        Morgan Stanley & Co.
           Bear, Stearns & Co. Inc.              Incorporated
                           Donaldson, Lufkin & Jenrette Securities Corporation
                                            Smith Barney Inc.

                   The date of this Prospectus is October ___, 1996.

                              AVAILABLE INFORMATION

      CUC International Inc. (the "Company" or "CUC") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the Commission's Web site at (http://www.sec.gov). Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005, on which the shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") are listed.

      The Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                         -------------------------------


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents (and the amendments thereto) filed by the Company (File No. 1-10308) with the Commission pursuant to the Exchange Act are incorporated herein by reference and are made a part hereof:

            (i) The Company's Annual Report on Form 10-K for its fiscal year ended January 31, 1996, filed with the Commission on April 26, 1996 (the "CUC 10-K");

           (ii) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 1996, filed with the Commission on June 14, 1996;

          (iii) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 1996, filed with the Commission on September 16, 1996;

           (iv) The Company's Current Reports on Form 8-K, filed with the Commission on February 21, 1996, February 22, 1996, March 12, 1996, April 22, 1996, August 5, 1996, August 14, 1996,
                  September 17, 1996, September 19, 1996 and September 26, 1996; and

            (v) The description of the Common Stock contained in the Company's Registration Statements on Form 8-A, filed with the Commission on July 27, 1984 and August 15, 1989, including any amendment or report filed for the purposes of updating such description.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of all documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), will be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be directed to the Company, 707 Summer Street, Stamford, Connecticut 06901, Attention: Secretary, telephone: (203) 324-9261.

                             ----------------------

                                   THE COMPANY

General

         The Company is a leading technology-driven, membership-based consumer services company that provides more than 62.5 million customers worldwide with access to home shopping, travel, insurance, automobile, dining, home improvement, lifestyle club, checking account enhancement and discount coupon programs. In partnership with leading banks, retailers, oil companies, credit unions, charitable organizations and other institutions, the Company offers significant savings and convenience shopping for a wide array of high-quality goods and services.

         The Company's goal is to be the leading consumer services content provider as well as to broaden its membership base through untapped distribution channels, global expansion and the interactive marketplace. Management believes that the Company is uniquely positioned to lead in the expanding interactive marketplace by combining its existing direct marketing expertise with exciting new electronic media. The Company recently completed the acquisitions of two interactive media companies, Davidson & Associates, Inc. ("Davidson") and Sierra On-Line, Inc. ("Sierra"). See "-Recent Developments". These acquisitions will enable the Company to offer content in several additional major areas of consumer spending and, more importantly, to enhance its existing product offerings in the electronic marketplace. Management believes the creative development teams of Davidson and Sierra will enable the Company to design an Internet World Wide Web site (or "Web site") that will integrate the Company's current service offerings with creative and attractive entertainment features. The Web site will be an important marketing tool in the Company's effort to maximize the number of consumers using its interactive services.

         Membership-Based Consumer Services. The Company's primary line of business is providing consumer services through individual, wholesale and discount program memberships ("memberships"). Individual memberships, in which members pay directly for services and the Company pays the associated marketing costs, include Shoppers Advantage(R), Travelers Advantage(R), AutoVantage(R) and insurance products, which are sold at prices generally ranging between $10 and $250 per year. Wholesale memberships include enhancement packages sold through banks and credit unions, and insurance products sold through credit unions, for which the Company acts as a third-party administrator. The fees for these memberships which generally range between $6 and $50 per year. Discount Program memberships, which are sold primarily through fundraising institutions, merchants or general advertising, include the Entertainment(R) and Gold C(R) coupon book programs. Fees for these memberships generally range from $10 to $50 per year.

         Distribution Channels. The Company markets its memberships through a variety of distribution channels. The Company reaches consumers through financial institutions or other organizations (by direct marketing or direct sales force), merchant sponsored general advertising, and fundraising institutions such as schools and charitable organizations.

         The table below illustrates the Company's principal membership services and the distribution channels through which such services are currently offered.

                    CUC's Services and Distribution Channels


====================================================================================================================================
                       |                                               DISTRIBUTION CHANNELS
                       |
          SERVICES     |                                               Small
                       |    Large                                      Banks             Credit          Airlines           Inter-
                       |    Banks          Retail         Oil          & S&Ls            Unions          & Hotels           Active
                       |
-----------------------|------------------------------------------------------------------------------------------------------------
Shopping               |         *              *             *              *                 *                                 *
-----------------------|------------------------------------------------------------------------------------------------------------
Dining                 |         *              *             *                                                 *                *
-----------------------|------------------------------------------------------------------------------------------------------------
Auto                   |         *              *             *              *                 *                *                *
-----------------------|------------------------------------------------------------------------------------------------------------
Travel                 |         *              *             *              *                 *                *                *
-----------------------|------------------------------------------------------------------------------------------------------------
Home                   |         *              *             *                                *
-----------------------|------------------------------------------------------------------------------------------------------------
Health                 |         *              T             *
-----------------------|------------------------------------------------------------------------------------------------------------
Privacy                |         *              *             *              *                 T
-----------------------|------------------------------------------------------------------------------------------------------------
Lifestyle              |
-----------------------|------------------------------------------------------------------------------------------------------------
Entertainment/         |        *              *             *              T                 *
Coupons                |
-----------------------|------------------------------------------------------------------------------------------------------------
Credit Card            |         *              *             *              *
Protection             |
-----------------------|------------------------------------------------------------------------------------------------------------
Financial              |         *                                           T
Services               |
-----------------------|------------------------------------------------------------------------------------------------------------
Buyers                 |         *              *             *              *
-----------------------|------------------------------------------------------------------------------------------------------------
New Services           |         T              T                            T                 T                                 T
-----------------------|------------------------------------------------------------------------------------------------------------
Interactive Media      |                                                                                                         *
====================================================================================================================================

                                                          *= Currently Available
                                                          T= Testing

[CHART RESTUBBED FROM ABOVE]

====================================================================================================================================
                       |                                               DISTRIBUTION CHANNELS
                       |
          SERVICES     |                                                                                                   New
                       |   Charities/                                      Vacation         New                            House-
                       |   Clubs              Schools       Direct         Owner-           Channels           TV          holds
                       |                                                  ship
-----------------------|------------------------------------------------------------------------------------------------------------
Shopping               |          T                               T              *
-----------------------|------------------------------------------------------------------------------------------------------------
Dining                 |                                                         *                                T
-----------------------|------------------------------------------------------------------------------------------------------------
Auto                   |                                          T              T                 T
-----------------------|------------------------------------------------------------------------------------------------------------
Travel                 |                                          *              *                 T              T
-----------------------|------------------------------------------------------------------------------------------------------------
Home                   |
-----------------------|------------------------------------------------------------------------------------------------------------
Health                 |
-----------------------|------------------------------------------------------------------------------------------------------------
Privacy                |
-----------------------|------------------------------------------------------------------------------------------------------------
Lifestyle              |                                          *
-----------------------|------------------------------------------------------------------------------------------------------------
Entertainment/         |          *                 *                                              T              T              *
Coupons                |
-----------------------|------------------------------------------------------------------------------------------------------------
Credit Card            |
Protection             |
-----------------------|------------------------------------------------------------------------------------------------------------
Financial              |
Services               |
-----------------------|------------------------------------------------------------------------------------------------------------
Buyers                 |
-----------------------|------------------------------------------------------------------------------------------------------------
New Services           |          T
-----------------------|------------------------------------------------------------------------------------------------------------
Interactive Media      |          T                 *             *                                T
====================================================================================================================================



                                                          *= Currently Available
                                                          T= Testing

         Interactive Media. As discussed below under "--Recent Developments", the Company recently completed the acquisitions of Davidson and Sierra.

         Davidson and Sierra develop, publish, manufacture and distribute high-quality educational, entertainment and personal productivity (or "how to") interactive multimedia products for home and school use. Their products incorporate characters, themes, sound, graphics, music and speech in ways that the Company believes are engaging to the user. These products are designed for multimedia PC's, including CD-ROM-based PC systems, and selected emerging platforms. Davidson's and Sierra's products are offered through a variety of distribution channels, including specialty retailers, mass merchandisers, discounters and schools.

Growth Strategy

         Management anticipates that the Company's continued growth will derive from:

o Building its Core Business. Management intends to access new distribution channels, develop new services and enhance existing services. For example, the Company recently introduced its "Transfer Plus" program through which the Company's services are cross-marketed to customers of other providers that offer products and services which complement those offered by the Company. Using this new distribution channel, a hotel chain, for example, can "transfer" a customer who has made a hotel reservation by telephone to a marketing representative of the Company who, in turn, markets CUC's discount travel services to that consumer. Examples of new and enhanced services recently introduced by the Company include the Gardening Club (through which consumers gain access to a variety of gardening information and purchasing discounts) and Entertainment Gold (an enhanced version of the Company's traditional Entertainment product).

o Acquiring Complementary Businesses. The Company has completed multiple acquisitions in recent years. Management intends to continue to aggressively pursue the Company's expansion through the selective acquisition of complementary businesses. Such acquisitions enable the Company to offer additional services (such as the hunting, fishing, gardening and other lifestyle club memberships offered by North American Outdoor Group, Inc.) and acquire new distribution channels (such as the "new mover" distribution channel acquired through the Company's acquisitions of Welcome Wagon International, Inc. and Getko Group Inc.). More recently, the Company acquired Ideon Group, Inc., which strengthened the Company's existing credit card registration and loss notification services.

o Expanding Internationally. The Company plans to continue the rapid expansion of its business outside of the United States. In Europe, for example, five major European banks currently participate in the Company's enhancement business (representing access to more than 15 million consumers) and the Company has continued to develop relationships with other major European financial institutions, as well as marketing additional services to these institutions. The Company is also expanding in Japan and other Asian countries.

o Developing Interactive Media Channels. Management believes that the ability to deliver its services via interactive multimedia channels (e.g., the Internet, consumer online services, interactive television and other emerging channels) represents a significant opportunity. Members who access the Company's services by interactive media channels renew memberships at higher rates and are less costly to service than those members who access by telephone. Management has positioned virtually all of the Company's services to make them accessible through a wide range of interactive media. Management plans to create a single, all-encompassing Web site that will enable consumers to access the full spectrum of the Company's consumer services. Management anticipates that the Davidson and Sierra creative teams will enable the Company to develop a Web site that combines its transaction-based consumer service offerings with the entertainment features necessary to attract consumers.

Recent Developments

         Davidson Acquisition. On July 24, 1996, the Company acquired all of the outstanding capital stock of Davidson for a purchase price of approximately $1.0 billion (the "Davidson Acquisition"). Pursuant to the Davidson Acquisition, approximately 45.1 million shares of Common Stock were issued to the former holders of Davidson common stock, including approximately 32.7 million shares of Common Stock issued to the Selling Stockholders. See "Selling Stockholders". The Davidson Acquisition was accounted for as a pooling-of-interests. See "The Company-Interactive Media".

         Sierra Acquisition. In addition, on July 24, 1996, the Company acquired all of the outstanding capital stock of Sierra for a purchase price of approximately $858.0 million (the "Sierra Acquisition"). Pursuant to the Sierra Acquisition, approximately 38.4 million shares of Common Stock were issued to the former holders of Sierra common stock. The Sierra Acquisition was accounted for as a pooling-of-interests. See "The Company -- Interactive Media".

         Ideon Acquisition. On August 7, 1996, the Company acquired all of the outstanding capital stock of Ideon Group, Inc. ("Ideon") for a purchase price of approximately $393.0 million (the "Ideon Acquisition"). Pursuant to the Ideon Acquisition, approximately 16.6 million shares of Common Stock were issued to the former holders of Ideon common stock. The Ideon Acquisition was accounted for as a pooling-of-interests. Ideon is a holding company with three principal business units, i.e., SafeCard Services, Incorporated ("SafeCard"), Wright Express Corporation ("Wright Express") and National Leisure Group, Inc. ("NLG"). SafeCard, which is the largest subsidiary of Ideon, is a provider of credit card enhancement and continuity products and services. Wright Express is a provider of information processing, information management and financial services to commercial car, van and truck fleets in the United States. NLG is a provider of vacation travel packages and cruises directly to consumers in association with established retailers and warehouse clubs throughout New England, New York and New Jersey and with credit card issuers and travel club members nationwide.

         The Company's executive offices are located at 707 Summer Street, Stamford, Connecticut 06901, and its telephone number is (203) 324-9261.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Company as of July 31, 1996 which has been adjusted to give effect to (i) the Company's three-for-two stock split to be effected on October 21, 1996 for holders of record of Common Stock on October 7, 1996 and (ii) the Ideon Acquisition(a). The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

                                                                                              Adjusted July 31, 1996
                                                                                              ----------------------
                                                                                                   (In thousands)
         Short-term debt
                    Revolving credit facility.....................................................$      31,452
                    Bank term loans ..............................................................        1,382
                                                                                                  -------------
                         Total short-term debt....................................................$      32,834
                                                                                                  =============

         Long-term debt (excluding current installments)
                    Bank term loans ..............................................................$       4,654
                                                                                                  -------------
                         Total long-term debt.....................................................        4,654
                                                                                                  -------------

         Convertible debt           ..............................................................       23,428
                                                                                                  -------------
         Shareholders' equity
                    Common stock - par value $.01 per share;
                         authorized 600 million shares; issued
                         397,926,730 shares.......................................................        3,979
                    Additional paid-in capital....................................................      552,956
                    Retained earnings.............................................................      687,058
                    Treasury stock, at cost, 5,968,642 shares.....................................      (52,291)
                    Deferred compensation.........................................................      (30,485)
                    Unrealized loss on marketable securities......................................          (41)
                    Foreign currency translation..................................................       (2,678)
                                                                                                  -------------
                             Total shareholders' equity...........................................    1,158,498
                                                                                                  -------------

                             Total capitalization.................................................   $1,186,580
                                                                                                  =============

__________________
(a) For a discussion of certain costs and expenses associated with the Ideon Acquisition, see Note e to "Selected Financial Data", and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources; Inflation; Seasonality".

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock being offered hereby. See "Selling Stockholders".

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Company's Common Stock is traded on the NYSE under the symbol "CU". The following table sets forth high and low closing sale prices for the Common Stock as reported on the NYSE Composite Transactions for the periods indicated, adjusted to give effect to the Company's three-for-two stock split to be effected on October 21, 1996 for holders of record of Common Stock on October 7, 1996:

 Fiscal Year Ended:                                     High        Low
                                                        ----        ---
 January 1995
 First Quarter........................................  14 5/8      12
 Second Quarter.......................................  13 5/8      11 3/8
 Third Quarter........................................  15 3/8      13 5/8
 Fourth Quarter.......................................  16 1/8      12 3/4

 January 1996
 First Quarter........................................  18 1/8      15 3/8
 Second Quarter.......................................  20 3/4      16 3/8
 Third Quarter........................................  24 1/4      19 7/8
 Fourth Quarter.......................................  25 3/8      20

 Fiscal Year Ending:                                    High        Low
                                                        ----        ---
 January 1997
 First Quarter........................................  26 1/8      18 5/8
 Second Quarter.......................................  26 1/4      21 1/4
 Third Quarter (through October 4, 1996)..............  27 3/8      22 3/8

         The last reported sale price of the Common Stock on the NYSE Composite Transactions on October 4, 1996 was $26 5/8 per share.

         The Company has not paid any dividends with respect to the Common Stock since inception, other than an extraordinary dividend of cash and convertible subordinated debentures paid in connection with a recapitalization of the Company effected in fiscal year 1990.

                             SELECTED FINANCIAL DATA

         The following selected financial data are derived from the supplemental consolidated financial statements of the Company and the related notes thereto. This data should be read in conjunction with the Consolidated Financial Statements and the Supplemental Consolidated Financial Statements, and the related notes thereto, incorporated herein by reference to the CUC 10-K and to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, and Managements' Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Prospectus.


                                          (In thousands, except for per common share data)

                                                       Year Ended January 31,                           Six Months Ended July 31,
                          ----------------------------------------------------------------------------------------------------------
                              1996(b)           1995(l)        1994           1993(m)         1992        1996            1995
                          ----------------------------------------------------------------------------------------------------------
                                                                                                               (Unaudited)
INCOME STATEMENT DATA (a)

Total revenues               $1,935,232      $1,554,611    $1,278,664      $1,043,311       $904,052   $1,071,223       $896,707

Income from continuing
   operations before
   income taxes                235,312(c)       256,931(f)    198,319         117,434       100,896(g)    161,341(e)      60,514(k)

Income from continuing
   operations                  144,975(c)       162,057(f)    124,705          80,239        70,479(g)     92,582(e)      35,936(k)

Income per common share
   from continuing
   operations (d)               $  .37(c)         $ .43(f)    $   .34        $    .24         $ .24(g)  $     .23(e)     $   .09(k)

Cash dividends per common
   share (i)                    $  .01            $  .01      $   .01        $    .01         $ .01     $     .01        $   .01
                            ========================================================================================================
Weighted average number of
   common and dilutive
   common equivalent
   shares outstanding (d)      392,208           379,263      365,915         340,712       288,162       399,267        388,674
                            ========================================================================================================

BALANCE SHEET DATA (a)

Total assets                $2,068,196        $1,772,122   $1,199,805      $1,032,269      $814,961    $2,137,452           -

Long-term obligations (h)        6,481            22,872       24,235          30,091        16,336         6,036           -

Zero coupon convertible
   notes                        14,410            15,046       22,176          37,295        69,228          -              -

Convertible debt                23,389            34,634         -               -             -           23,428           -

Stockholders' equity (e)     1,002,523(j)        826,083      558,181         389,461       235,675     1,158,498           -

Working capital                 759,271          523,996      298,230         147,475       167,394       868,367           -


(a) During the six months ended July 31, 1996, the Company acquired Davidson, Sierra and Ideon. These acquisitions were accounted for in accordance with the pooling-of-interests method. Accordingly, all financial data has been restated for all prior periods to include Davidson, Sierra and Ideon. See "The Company--Recent Developments".

(b) During the fiscal year ended January 31, 1996, the Company acquired Welcome Wagon, CUC Europe Limited, and Credit Card Sentinel, and Ideon acquired NLG. These acquisitions were accounted for in accordance with the purchase method and, accordingly, have been included in the Company's results of operations from the respective dates of acquisition. The results of operations of these acquired entities for the periods prior to their acquisition were not significant to the historical financial statements of the Company.

(c) Includes provision for costs incurred in connection with the acquisition of Advance Ross Corporation ("Advance Ross"). The charge aggregated $5.2 million ($4.2 million or $.01 per common share after-tax effect). Also during fiscal 1996, Ideon recorded pre-tax charges of $43.8 million related to the abandonment of certain new product development efforts and the restructuring of its SafeCard division and its corporate infrastructure.


                                       10




(d) Adjusted to give effect to the three-for-two stock split to be effected on October 21, 1996 for holders of record of Common Stock on October 7, 1996.

(e) Includes provision for costs incurred in connection with the acquisitions of Davidson and Sierra. The charge aggregated $28.6 million ($25.1 million or $.06 per common share after-tax effect). All costs related to the Ideon Acquisition have not been reflected in the Company's supplemental consolidated financial statements included in its Current Report on Form 8-K, filed with the Commission on September 17, 1996 (the "Supplemental Consolidated Financial Statements"), but will be reflected in the Company's consolidated statement of income during the period the Ideon Acquisition is completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources; Inflation; Seasonality". Such costs are non-recurring and include integration and transaction costs as well as costs relating to certain outstanding litigation matters, (see Note 6 to the Supplemental Consolidated Financial Statements as of and for the six months ended July 31, 1996) giving consideration to the Company's intended approach to these matters, which are estimated by Management to approximate $125.0 million ($80.0 million after tax effect).

(f) During fiscal 1995, Ideon recorded a pre-tax charge of $7.9 million for various severance agreements and a lease termination in connection with a reorganization of its operations and senior management team.

(g) Includes provision for costs incurred in connection with the integration of the operations of the Company and Entertainment Publishing Corp. (acquired during fiscal 1992 in a transaction accounted for in accordance with the pooling-of-interests method) and costs of professional fees and other expenses related to the merger with Entertainment Publishing Corp. The charge aggregated $20.7 million ($15 million or $.05 per common share after-tax effect). Also includes a gain from the sale of an unconsolidated affiliate of Advance Ross. The gain aggregated $11.7 million ($7 million or $.02 per common share after-tax effect). In addition, includes a pre-tax charge of $17.5 million in connection with Ideon's relocation of an operations center.

(h) Includes current portion of long-term debt of $1.4 million, $9 million, $6.3 million, $3.4 million, $1.2 million and $1.4 million at January 31, 1996, 1995, 1994, 1993, 1992 and July 31, 1996, respectively. Excludes
       $15.4 million, $11.8 million, $5.5 million, $23.2 million, $26.7 million and $31.5 million of amounts due under revolving credit facilities at January_31, 1996, 1995, 1994, 1993, 1992 and July 31, 1996, respectively, and $6 million due at January 31, 1993 under a note payable issued in connection with the acquisition of Sally Foster Gift Wrap, LP ("Sally Foster").

(i) Represents cash dividends paid to Ideon common stockholders. No Common Stock cash dividends have been paid or declared during the five years ended January 31, 1996 and the six-month periods ended July 31, 1996 and 1995. However, an insignificant amount of cash dividends were paid in respect of the North American Outdoor Group, Inc. common stock for the fiscal years ended January 31, 1994, 1993 and 1992.

(j) Effective January 1, 1995, Ideon changed its fiscal year end from October 31 to December 31 (the "Ideon Transition Period"). The Ideon Transition Period has been excluded from the accompanying supplemental consolidated statement of income. Ideon's revenues and net loss for the Ideon Transition Period were $34.7 million and $(49.9) million, respectively. The net loss for the Ideon Transition Period was principally the result of a $65.5 million one-time, non-cash, pretax charge recorded in connection with a change in accounting for deferred membership acquisition costs.

(k) Includes Ideon pre-tax charges of $34.2 million related to the abandonment of certain new product development efforts and the restructuring of its SafeCard division and its corporate infrastructure. Also includes marketing and operational costs incurred for Ideon products abandoned of $47 million.

(l) During the fiscal year ended January 31, 1995, the Company acquired Essex Corporation ("Essex") and subsidiaries and Ideon acquired Wright Express. These acquisitions were accounted for in accordance with the purchase method and, accordingly, have been included in the Company's results of operations from the respective dates of acquisition. The results of operations of these acquired entities for the periods prior to their acquisition were not significant to the historical financial statements of the Company.

(m) During the fiscal year ended January 31, 1993, the Company acquired Leaguestar plc and Sally Foster. These acquisitions were accounted for in accordance with the purchase method and, accordingly, have been

                                       11




       included in the Company's results of operations from the respective dates of acquisition. The results of operations of these acquired entities for the periods prior to their acquisition were not significant to the historical financial statements of the Company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         On September 17, 1996, the Company published (in its Current Report on Form 8-K, filed with the Commission on such date) its Supplemental Consolidated Financial Statements giving retroactive effect to consummation of each of the Davidson Acquisition, the Sierra Acquisition and the Ideon Acquisition using the pooling-of-interests method of accounting as if each of such acquired corporations and the Company had operated as one since inception. The Supplemental Consolidated Financial Statements will constitute the primary historical consolidated financial statements of the Company upon the publication of Company financial statements, on or about December 15, 1996, that include the respective dates of consummation of the Davidson Acquisition (July 24, 1996), the Sierra Acquisition (July 24, 1996) and the Ideon Acquisition (August 7,
1996).

Six Months Ended July 31, 1996 vs. Six Months Ended July 31, 1995

         The Company's overall membership base continues to grow at a rapid rate (from 51.2 million members at July 31, 1995 to 62.3 million members at July 31,
1996), which is the largest contributing factor to the 20% increase in membership revenues (from $786.7 million for the six months ended July 31, 1995 to $942.2 million for the six months ended July 31, 1996). While the overall membership base increased by approximately 2.7 million members during the six months ended July 31, 1996, the average annual fee collected for the Company's membership services increased by 1%. The Company divides its memberships into three categories: individual, wholesale and discount program memberships. Individual memberships consist of members that pay directly for the services and the Company pays for the marketing costs to solicit the members primarily using direct marketing techniques. Wholesale memberships include members that pay directly for the services to their sponsor and the Company does not pay for the marketing costs to solicit the members. Discount program memberships are generally marketed through a direct sales force, participating merchant or general advertising and the related fees are either paid directly by the member or the local retailer. All of these categories share various aspects of the Company's marketing and operating resources.

         Compared to the previous year's first six months, individual, wholesale and discount program memberships grew by 9%, 20% and 61%, respectively, including members which came from acquisitions completed during fiscal 1996 (members obtained through acquisitions being hereafter referred to as "Acquired Members"). Discount program memberships have experienced the largest increase from Acquired Members, principally from Advance Ross, acquired in fiscal 1996, which provides local discounts to consumers. For the six months ended July 31, 1996, individual, wholesale and discount coupon program memberships represented 68%, 12% and 20%, respectively, of membership revenues. The Company maintains a flexible marketing plan so that it is not dependent on any one service for the future growth of the total membership base.

         Software revenues increased 17% from $110 million for the six months ended July 31, 1995 to $129.1 million for the six months ended July 31, 1996. Distribution revenue, which typically has low operating margins, decreased to $25.7 million from $41.7 million. The Company's software operations continue to focus on the growth of selling titles through retailers. Excluding distribution revenue, core software revenue grew by 57%. Contributing to the strong software revenue growth in fiscal 1997 is the availability of a larger number of titles as well as the significant increase in the installed base of CD-ROM personal computers.

         As the Company's membership services continue to mature, a greater percentage of the total individual membership base is in its renewal years. This results in increased profit margins for the Company due to the significant decrease in certain marketing costs incurred on renewing members. Improved response rates for new members also favorably impact profit margins. As a result, operating income before interest, amortization of restricted stock compensation, costs related to products abandoned and restructuring, gain on sale of and equity in loss from ImagiNation Network, and income taxes ("EBIT") increased from $135.9 million to $185.9 million, and EBIT margins improved from 15.2% to 17.4%.

         Individual membership usage continues to increase, which contributes to additional service fees and indirectly contributes to the Company's strong renewal rate. Historically, an increase in overall membership usage has had a favorable impact on renewal rates. The Company records its deferred revenue net of estimated cancellations which are anticipated in the Company's marketing programs.

         Operating costs increased 18% (from $277.6 million to $326.3 million). The major components of the Company's membership operating costs continue to be personnel, telephone, computer processing and participant insurance premiums(the cost of obtaining insurance coverage for members). The major components of the Company's software operating costs are material costs, manufacturing labor and overhead, royalties paid to developers and affiliated label publishers and research and development costs related to designing, developing and testing new software products. The increase in overall operating costs is due principally to the variable nature of many of these costs and, therefore, the additional costs incurred to support the growth in the membership base and software sales. Historically, the Company has seen a direct correlation between providing a high level of service to its members and improved retention.

         Marketing costs remained constant as a percentage of revenue (39%). This is due primarily to maintained per member acquisition costs and an increase in renewing members. Membership acquisition costs incurred increased 18% (from $263 million to $310.4 million) as a result of the increased marketing effort which resulted in an increased number of new members acquired. Marketing costs include the amortization of membership acquisition costs and other marketing costs, which consist primarily of membership communications and sales expenses. Amortization of membership acquisition costs increased by 17% (from $272.4 million to $319.5 million). Other marketing costs increased by 23% (from $77.6 million to $95.2 million). These increases resulted primarily from the costs of servicing a larger membership base and expenses incurred when selling and marketing a larger number of software titles. The marketing functions for the Company's consumer services are combined for its various services and, accordingly, there are no significant changes in marketing costs by service.

         The Company routinely reviews all renewal rates and has not seen any material change over the last year in the average renewal rate. Renewal rates are calculated by dividing the total number of renewing members not requesting a refund during their renewal year by the total members up for renewal.

         General and administrative costs decreased as a percentage of revenue (from 15% to 13%). This is the result of the Company's ongoing ability to control overhead. Interest income, net, decreased from $5.8 million to $4.1 million primarily due to cash used to fund acquisitions during fiscal 1996 and the first six months of fiscal 1997.

         Included in costs related to products abandoned and restructuring for the six months ended July 31, 1995, are special charges totaling $34.2 million, related to the abandonment of certain new product developmental efforts and the related impairment of certain assets and the restructuring of the SafeCard division of Ideon and the Ideon corporate infrastructure. The charge of $34.2 million was composed of accrued liabilities of $25.6 million and asset impairments of $8.6 million. Also included in costs related to products abandoned and restructuring are marketing and operational costs of $47 million incurred for Ideon products abandoned.

         Merger costs are non-recurring and are comprised primarily of transaction costs, professional fees and integration costs associated with the Davidson Acquisition and the Sierra Acquisition.

Membership Information

         The following table sets forth the approximate number of members and net additions for the respective periods:

                                                         Net New Member
                                           Number of        Additions
Period                                      Members      for the Period
------                                      -------      --------------
Six Months Ended July 31, 1996             62,315,000       2,665,000
Year Ended January 31, 1996                59,650,000      12,750,000*
Six Months Ended July 31, 1995             51,165,000       4,265,000**
Year Ended January 31, 1995                46,900,000       3,820,000
Quarter Ended July 31, 1996                62,315,000       1,440,000
Quarter Ended July 31, 1995                51,165,000       1,290,000

*Includes approximately 8 million Acquired Members.
**Includes approximately 2.1 million Acquired Members.

         The membership acquisition costs incurred to obtain a new member, for memberships other than coupon book memberships, generally approximate the initial membership fee. Initial membership fees for coupon book memberships generally exceed the membership acquisition costs incurred to obtain a new member.

         Membership cancellations processed by certain of the Company's clients report membership information only on a net basis. Accordingly, the Company does not receive actual numbers of gross additions and gross cancellations for certain types of memberships. In calculating the number of members, the Company has deducted its best estimate of cancellations which may occur during the trial membership periods offered in its marketing programs. Typically these periods range from one to three months.

Liquidity And Capital Resources; Inflation; Seasonality

         Funds for the Company's operations and acquisitions have been provided through cash flow from operations. The Company also is party to a credit agreement, dated March 26, 1996, with certain banks signatory thereto; The Chase Manhattan Bank, N.A., Bank of Montreal, Morgan Guaranty Trust Company of New York and The Sakura Bank, Limited, as Co-Agents; and The Chase Manhattan Bank, N.A., as Administrative Agent (the "Credit Agreement"). The Credit Agreement provides for a $500 million revolving credit facility with a variety of different types of loans available thereunder. The Credit Agreement contains certain customary restrictive covenants including, without limitation, financial covenants and restrictions on certain corporate transactions, and also contains various event of default provisions including, without limitation, defaults arising from certain changes in control of the Company. The amount of borrowings available to the Company under the Credit Agreement was $500 million at July 31, 1996, as there were no borrowings under the Credit Agreement at that date. The Credit Agreement is scheduled to expire on March 26, 2001.

         In February 1996, Wright Express entered into a revolving credit facility agreement which has an available line of $75 million of which $50 million may be used to finance working capital requirements and for general corporate and $25 million of which may be used for acquisition financing. This facility expires on December 1, 1998.

         In fiscal 1996, Sierra entered into an unsecured bank line of credit that provides for borrowings of up to $10 million, expiring on August 31, 1996. The line contains covenants requiring Sierra to maintain certain financial ratios and minimum balances of cash and cash equivalents. There have been no borrowings by Sierra under this line of credit to date. This line of credit expired August 31, 1996.

         All costs related to the Ideon Acquisition have not been reflected in the Company's Consolidated Supplemental Financial Statements but will be reflected in the Company's consolidated statement of income during the period the Ideon Acquisition is completed. Such costs are non-recurring and include integration and transaction costs as well as costs relating to certain outstanding litigation matters, (see Note 6 to the Supplemental Consolidated Financial Statements as of and for the six months ended July 31, 1996) giving consideration to the Company's intended approach to these matters, which are estimated by the Company's management to approximate $125.0 million ($80.0 million after tax effect). Most of the reserve is related to these outstanding litigation matters. In determining such portion, the Company estimated the cost of settling these litigation matters. In estimating such cost, the Company considered potential liabilities related to these matters and the estimated cost of prosecuting and defending them (including out-of-pocket costs, such as attorneys' fees, and the cost to the Company of having its management involved in numerous complex litigation matters). The Company is unable at this time to determine the estimated timing of the future cash outflows with respect to this liability. Although the Company has attempted to estimate the amounts that will be required to settle these litigation matters, there can be no assurance that the actual aggregate amount of such settlements will not exceed the amount of the reserve to be accrued.

         The Company invested approximately $33 million in acquisitions, net of cash acquired, during the six months ended July 31, 1996. These acquisitions have been fully integrated into the Company's operations. The Company is not aware of any trends, demands or uncertainties that will have a material effect on the Company's liquidity. The Company anticipates that cash flow from operations and borrowings under the Credit Agreement will be sufficient to achieve its current long-term objectives.

         The Company does not anticipate any material capital expenditures for the next year. Total capital expenditures were $24 million for the six months ended July 31, 1996.

         The Company intends to continue to review potential acquisitions that it believes would enhance the Company's growth and profitability. Any acquisitions paid for in cash will initially be financed through excess cash flow from operations and the Credit Agreement. However, depending on the financing necessary to complete a particular acquisition, additional funding may be required.

         To date, the overall impact of inflation on the Company has not been material. Except for the cash receipts from the sale of coupon book memberships, the Company's membership business is generally not seasonal. Most cash receipts from these coupon book memberships are received in the fourth quarter and, to a lesser extent, in the first and the third quarters of each fiscal year. As is typical in the consumer software industry, the Company's software business is highly seasonal. Net revenues and operating income are highest during the third and fourth quarters and are lowest in the first and second quarters. This seasonal pattern is due primarily to the increased demand for the Company's software products during the year-end holiday season.

         For the six months ended July 31, 1996, the Company's international businesses represented less than 5% of EBIT. Operating in international markets involves dealing with sometimes volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on the Company is complex because it is linked to variability in real growth, inflation, interest rates and other factors. Because the Company operates in a mix of membership services and numerous countries, Management believes currency exposures are fairly well diversified. To date, currency exposure has not been a significant competitive factor at the local market operating level. As international operations continue to expand and the number of cross-border transactions increases, the Company intends to continue monitoring its currency exposures closely and take prudent actions as appropriate.

Year Ended January 31, 1996 vs. Year Ended January 31, 1995

         The Company's overall membership base continues to grow at a rapid rate (from 47 million members at January 31, 1995 to 59.7 million members at January 31, 1996), which is the largest contributing factor to the 20% increase in membership revenues (from $1,363.6 million in fiscal 1995 to $1,629.8 million in fiscal 1996). While the overall membership base increased by 12.7 million members, or 27%, during the year (of which approximately 8 million members came from acquisitions completed during the year), the average annual fee charged for the Company's membership services increased by 3%.

         In the 1996 fiscal year, individual, wholesale and discount program memberships grew by 8%, 19% and 11%, respectively, in addition to the increase due to Acquired Members. For the year ended January 31, 1996, individual, wholesale and discount program memberships represented 68%, 12% and 20% of membership revenues, respectively. Discount program memberships have incurred the largest increase from Acquired Members. Welcome Wagon, the Getko Group Inc. and Advance Ross, all acquired in fiscal 1996, are classified in this membership category as their businesses provide local discounts to consumers. The Company maintains a flexible marketing plan so that it is not dependent on any one service for the future growth of the total membership base. The Company completed a number of acquisitions accounted for under the purchase method of accounting during fiscal 1996. The total revenues contributed by these acquisitions are not material to the Company's total reported revenues (see Note B to the Supplemental Consolidated Financial Statements as of and for the year ended January 31, 1996).

         Software revenues increased 60% to $305.4 million in fiscal 1996 from $191.1 million in fiscal 1995. Contributing to the strong software growth in fiscal 1996 was the release of 63 new titles and an additional 18 titles which were acquired compared to 34 new products released in fiscal 1995. Also contributing to the software revenue growth is the significant increase in the installed base of CD-ROM personal computers as well as increases in affiliated label and distribution revenues.

         As the Company's membership services continue to mature, a greater percentage of the total individual membership base is in its renewal years. This results in increased profit margins for the Company due to the significant decrease in certain marketing costs incurred on renewing members. Improved response rates for new members also favorably impact profit margins. As a result, EBIT increased from $239.1 million to $322.7 million and EBIT margins improved from 15.4% to 16.7%.

         Individual membership usage continues to increase, which contributes to additional service fees and indirectly contributes to the Company's strong renewal rate. Historically, an increase in overall membership usage has had a favorable impact on renewal rates. Actual membership cancellations were $376 million, $354 million and $319 million, respectively, for the fiscal years ended January 31, 1996, 1995 and 1994. This represents 19%, 21% and 22%, respectively, of the gross membership revenues accrued for all services. The Company records its deferred revenue net of estimated cancellations which are anticipated in the Company's marketing programs. The number of cancellations has increased due to the increased level of marketing efforts, but has decreased as a percentage of the total number of members.

         Operating costs increased 25% (from $474.1 million to $593.5 million). The major components of the Company's membership operating costs continue to be personnel, telephone, computer processing and participant insurance premiums (the cost of obtaining insurance coverage for members). The major components of the Company's software operating costs are material costs, manufacturing labor and overhead, royalties paid to developers and affiliated label publishers and research and development costs related to designing, developing and testing new software products. The increase in overall operating costs is due principally to the variable nature of many of these costs and, therefore, the additional costs incurred to support the growth in the membership base and software sales. Historically, the Company has seen a direct correlation between providing a high level of service to its members and improved retention.

         Marketing costs decreased as a percentage of revenues, from 40% to 38%. This decrease is primarily due to improved per member acquisition costs and an increase in renewing members. Membership acquisition costs incurred increased 19% (from $508.8 million to $605.1 million) as a result of the increased marketing effort which resulted in an increased number of new members acquired. Marketing costs include the amortization of membership acquisition costs and other marketing costs, which primarily consist of membership communications and sales expenses. Amortization of membership acquisition costs increased by 19% (from $467 million to $556.5 million). Other marketing costs increased by 20% (from $151.3 million to $180.9 million). This increase resulted primarily from the costs of servicing a larger membership base and expenses incurred when selling and marketing a larger number of software titles. The marketing functions for the Company's membership services are combined for its various services and, accordingly, there are no significant changes in marketing costs by membership service.

         The Company routinely reviews all membership renewal rates and has not seen any material change over the last year in the average renewal rate. Renewal rates are calculated by dividing the total number of renewing members not requesting a refund during their renewal year by the total members up for renewal.

         General and administrative costs increased as a percentage of revenues, from 14% to 15%. This is principally due to acquisitions completed during fiscal 1996. Interest income, net, increased from $7.9 million to $9.7 million due to the reduced level of amortization associated with the Company's restricted stock and zero coupon convertible notes and the net interest income from the increased level of cash generated by the Company for investment.

         Included in costs related to products abandoned and restructuring for the year ended January 31, 1996, are special charges totaling $43.8 million, net of recoveries, related to the abandonment of certain new product developmental efforts and the related impairment of certain assets and the restructuring of the SafeCard division of Ideon and the Ideon corporate infrastructure. The original charge of $45 million was composed of accrued liabilities of $36.2 million and asset impairments of $8.8 million. Also included in costs related to products abandoned and restructuring are marketing and operational costs incurred for Ideon products abandoned of $53.2 million.

Year Ended January 31, 1995 vs. Year Ended January 31, 1994

         The Company's overall membership base continues to grow at a rapid rate (from 42.9 million members at January 31, 1994 to 47 million members at January 31, 1995), which is the largest contributing factor to the 19% increase in membership revenues (from $1,143.2 million in fiscal 1994 to $1,363.6 million in fiscal 1995). While the overall membership base increased by 4.1 million members before adjustment for Acquired Members resulting from the fiscal 1996 pooling-of-interests transactions, or 10%, during the past year, the average annual fee charged for the Company's membership services increased by 3%. The Company divides its memberships into three categories: individual, wholesale and discount program memberships. All of these categories share various aspects of the Company's marketing and operating resources. In the 1995 fiscal year, individual, wholesale and discount program memberships grew by 11%, 6% and 11%, respectively. For the year ended January 31, 1995, individual, wholesale and discount program memberships represented 70%, 11% and 19% of membership revenues, respectively. The Company maintains a flexible marketing plan so that it is not dependent on any one service for the future growth of the total membership base. The Company completed an acquisition of

Essex, a privately owned third-party marketer of financial products for banks, and certain other entities, during fiscal 1995. The total revenues contributed by this acquisition are not material to the Company's total reported revenues. This acquisition was accounted for in accordance with the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated results of operations from the date of acquisition (see Note B to the Supplemental Consolidated Financial Statements as of and for the year ended January 31, 1996).

         Software revenues increased 41% to $191.1 million in fiscal 1995 from $135.5 million in fiscal 1994. Contributing to the strong software growth in fiscal 1995 was the release of 34 new titles. Also contributing to the software growth was the expansion in the installed base of personal computers as well as an increase in affiliated label revenues.

         As the Company's membership services continue to mature, a greater percentage of the total individual membership base is in its renewal years. This results in increased profit margins for the Company due to the significant decrease in certain marketing costs incurred on renewing members. As a result, EBIT increased from $200.2 million to $239.1 million, however EBIT margins decreased slightly from 15.7% to 15.4%, due principally to increased software research and development.

         Individual membership usage continues to increase, which contributes to additional service fees and indirectly contributes to the Company's strong renewal rate. Historically, an increase in overall membership usage has had a favorable impact on renewal rates. Actual membership cancellations were $354 million, $319 million and $292 million, respectively, for the fiscal years ended January 31, 1995, 1994 and 1993. This represents approximately 21%, 22% and 24% of the gross membership revenues accrued for all services. The Company records its deferred revenue net of estimated cancellations which are anticipated in the Company's marketing programs. The number of cancellations has increased due to the increased level of marketing efforts, but has decreased as a percentage of the total number of members.

         Operating costs increased 29% (from $368.8 million to $474.1 million). The major components of the Company's membership operating costs continue to be personnel, telephone, computer processing, participant insurance premiums (the cost of obtaining insurance coverage for members). The major components of the Company's software operating costs are material costs, manufacturing labor and overhead, royalties paid to developers and affiliated label publishers and research and development costs related to designing, developing and testing new software products. The increase in overall operating costs is due principally to the variable nature of many of these costs and, therefore, the additional costs incurred to support the growth in the membership base and software sales. Historically, the Company has seen a direct correlation between providing a high level of service to its members and improved retention.

         Marketing costs remained constant as a percentage of revenue (40%). This is primarily due to improved per member acquisition costs and an increase in renewing members. Membership acquisition costs incurred increased 11% (from $457.3 million to $508.8 million). Marketing costs include the amortization of membership acquisition costs and other marketing costs, which primarily consist of membership communications and sales expenses.

         Amortization of membership acquisition costs increased by 14% (from $409.5 million to $467 million). Other marketing costs increased by 44% (from $105.1 million to $151.3 million). This increase resulted primarily from the costs of servicing a larger membership base, costs to establish the American Airlines AAdvantage Dining program and expenses incurred when selling and marketing a larger number of software titles. The marketing functions for the Company's membership services are combined for its various services and, accordingly, there are no significant changes in marketing costs by membership service.

         The Company routinely reviews all membership renewal rates and has not seen any material change over the last year in the average renewal rate. Based on current information, the Company does not anticipate that the average renewal rate will change significantly. Renewal rates are calculated by dividing the total number of renewing members not requesting a refund during their renewal year by the total members up for renewal.

         General and administrative costs decreased as a percentage of revenue, from 15% to 14%. This is the result of the Company's ongoing ability to control overhead. Interest income, net, increased from $3.2 million to $7.9 million primarily due to the reduction of the Company's average outstanding loan balance and the net interest income from the increased level of cash generated by the Company for investment.

                              SELLING STOCKHOLDERS


         The following table below sets forth information as of October 1, 1996 regarding the "beneficial" ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Common Stock by each Selling Stockholder and as adjusted to give effect to the sale of all of the Shares offered hereby. The table assumes that the Underwriters will not exercise their over-allotment options. See "Underwriting".

                                           Common Stock                                     Common Stock to be
                                        Beneficially Owned                                  Beneficially Owned
                                      Prior to the Offerings                               After the Offerings(1)
                                      ----------------------                               ----------------------
                                                                       Common Stock
Selling Stockholders and              Number                            to be Sold       Number
Relationship to the Company          of Shares         Percent       in the Offerings   of Shares        Percent
---------------------------          ---------         -------       ----------------   ---------        -------
Robert M. Davidson                  20,622,550(2)        5.2%            300,000         11,922,550        5.1%
  Vice-Chairman of the Board
  of Directors of the Company
c/o Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

Janice G. Davidson                  20,622,208(3)        5.2%            300,000         11,922,208        5.1%
  Director of the Company
c/o Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

Robert M. Davidson Charitable       11,475,000(4)        2.9%          7,500,000          3,975,000        1.0%
  Remainder Unitrust
  dated March 30, 1995
c/o Robert M. Davidson
Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

Janice G. Davidson Charitable       11,475,000(5)        2.9%          7,500,000          3,975,000        1.0%
  Remainder Unitrust
  dated March 30, 1995
c/o Janice G. Davidson
Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

The John R. Davidson Trust           2,765,155(6)        0.7%            300,000          2,465,155        0.6%
c/o Robert M. Davidson
Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

The Elizabeth Davidson Trust         2,765,155(7)        0.7%            300,000          2,465,155        0.6%
c/o Robert M. Davidson
Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

The Emilie A. Davidson Trust         2,765,155(8)        0.7%            300,000          2,465,155        0.6%
c/o Robert M. Davidson
Davidson & Associates, Inc.
19840 Pioneer Avenue
Torrance, CA 90503

All Selling Stockholders
  as a Group                        32,727,494(9)        8.3%         16,500,000         16,227,494        4.1%

____________________________
(1) If the Underwriters' over-allotment options are exercised in full, the Robert M. Davidson Charitable Remainder Unitrust dated March 30, 1995 and the Janice G. Davidson Charitable Remainder Unitrust dated March 30, 1995 will each sell an additional 1,237,500 shares in the offering made hereby and will beneficially own 2,737,500 (or 0.7%) and 2,737,500 (or 0.7%), respectively, of the total shares of Common Stock outstanding.

(2) Robert M. Davidson directly owns 630,286 shares of Common Stock, with respect to which he has sole voting and dispositive power. Mr. Davidson, as trustee with sole voting and dispositive power, may be deemed the beneficial owner of the 11,475,000 shares of Common Stock held in the Robert M. Davidson Charitable Remainder Unitrust dated March 30, 1995. Mr. Davidson also serves as a trustee with shared voting and dispositive power of The Elizabeth Davidson Trust, The Emilie A. Davidson Trust

                                       19




         and The John R. Davidson Trust, each of which holds 2,765,155 shares of Common Stock, and he may be deemed to beneficially own the shares of Common Stock owned by such trusts. Mr. Davidson also owns 221,799 shares of Common Stock together with his wife, Janice G. Davidson, with respect to which he shares voting and dispositive power. In the aggregate, Mr. Davidson may be deemed to beneficially own 20,622,550 shares of Common Stock, which represents 5.2% of the outstanding Common Stock.

(3) Janice G. Davidson directly owns 629,944 shares of Common Stock, with respect to which she has sole voting and dispositive power. Mrs. Davidson, as trustee with sole voting and dispositive power, may be deemed the beneficial owner of the 11,475,000 shares of Common Stock held in the Janice G. Davidson Charitable Remainder Unitrust dated March 30, 1995. Mrs. Davidson also serves as a trustee with shared voting and dispositive power of The Elizabeth Davidson Trust, The Emilie A. Davidson Trust and The John R. Davidson Trust, each of which holds 2,765,155 shares of Common Stock, and she may be deemed to beneficially own the shares of Common Stock owned by such trusts. Mrs. Davidson also owns 221,799 shares of Common Stock together with her husband, Robert M. Davidson, with respect to which she shares voting and dispositive power. In the aggregate, Mrs. Davidson may be deemed to beneficially own 20,622,208 shares of Common Stock, which represents 5.2% of the outstanding Common Stock.

(4) The Robert M. Davidson Charitable Remainder Unitrust dated March 30, 1995 directly beneficially owns 11,475,000 shares of Common Stock, which represents 2.9% of the outstanding shares of Common Stock. Robert
         M. Davidson, as trustee of the Robert M. Davidson Charitable Remainder Unitrust dated March 30, 1995, has sole power to vote and dispose of the shares owned by such trust.

(5) The Janice G. Davidson Charitable Remainder Unitrust dated March 30, 1995 directly beneficially owns 11,475,000 shares of Common Stock, which represents 2.9% of the outstanding shares of Common Stock. Janice
         G. Davidson, as trustee of the Janice G. Davidson Charitable Remainder Unitrust dated March 30, 1995, has sole power to vote and dispose of the shares owned by such trust.

(6) The John R. Davidson Trust directly beneficially owns 2,765,155 shares of Common Stock, which represents 0.7% of the outstanding shares of Common Stock. Robert M. Davidson and Janice G. Davidson, as co-trustees of The John R. Davidson Trust, share voting and dispositive power of the shares owned by such trust.

(7) The Elizabeth Davidson Trust directly beneficially owns 2,765,155 shares of Common Stock, which represents 0.7% of the outstanding shares of Common Stock. Robert M. Davidson and Janice G. Davidson, as co-trustees of The Elizabeth Davidson Trust, share voting and dispositive power of the shares owned by such trust.

(8) The Emilie A. Davidson Trust directly beneficially owns 2,765,155 shares of Common Stock, which represents 0.7% of the outstanding shares of Common Stock. Robert M. Davidson and Janice G. Davidson, as co-trustees of The Emilie A. Davidson Trust, share voting and dispositive power of the shares owned by such trust.

(9)      The Selling Stockholders may be deemed a "group" for purposes of
         Section 13(d) under the Exchange Act. The Selling Stockholders in the aggregate directly beneficially own 32,727,494 shares of Common Stock, which represents 8.3% of the outstanding Common Stock. Nothing contained herein shall be deemed an admission as to the existence of a "group" under Section 13(d).

         On July 24, 1996, the Company completed the Davidson Acquisition. In connection therewith, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the Selling Stockholders, including Robert M. Davidson and Janice G. Davidson (Mr. and Mrs. Davidson being hereinafter referred to collectively as the "Davidsons") and the other Selling Stockholders identified in the table above. As more fully discussed below, the Registration Rights Agreement entitles the Selling Stockholders to effect the registration of the shares they received pursuant to the Davidson Acquisition, including those shares received by the Davidsons in connection with the sale of certain real property owned by them to a wholly owned subsidiary of the Company.

Registration Rights Agreement

         Demand Registration. Pursuant to the Registration Rights Agreement, the Company agreed, among other things, that at any time, and from time to time, commencing on July 24, 1996 (the "Davidson Effective Date") and ending on July 24, 2002 (such six-year period, the "Davidson Effective Period"), upon the written request of any of the Selling Stockholders requesting that the Company effect the registration under the Securities Act of Registrable Securities (as defined in the Registration Rights Agreement) which, in the aggregate, constitute at least 2,000,000 shares of Common Stock, the Company will use its best efforts to register under the Securities Act (a "Demand Registration"), as expeditiously as may be practicable, the Registrable Securities which the Company has been requested to register, all to the extent requisite to permit the disposition of such Registrable Securities in accordance with the methods intended by the Selling Stockholders; provided that (A) no Selling Stockholder may exercise a Demand Registration within three months of the effective date of any registration statement covering equity securities of the Company (other than on Form S-4 or Form S-8 or any successor or similar registration form) and (B) the Company will not be required to effect any Demand Registration if the Company reasonably determines that the sale of the Registrable Securities would be likely to cause the Davidson Acquisition not to be accounted for as a "pooling of interests". The Company has filed a registration statement covering the resale of Common Stock issued by the Company in connection with a certain acquisition, which registration statement was declared effective by the Commission on September 18, 1996. The Company, however, has agreed to waive the condition described in clause (A) above in order to allow the Selling Stockholders to exercise the Demand Registration to which this offering relates.

         In addition to the above restrictions, the Registration Rights Agreement provides that if the Company has previously effected a Demand Registration, it is not required to effect a subsequent Demand Registration until a period of at least 120 days has elapsed from the effective date of the registration statement used in connection with such previous Demand Registration, and the Company is not required to effect more than three Demand Registrations during any 36-month period during the Davidson Effective Period.

         Pursuant to the Registration Rights Agreement, the Company also may defer the filing or effectiveness of any registration statement related to a Demand Registration for a reasonable period of time not to exceed 90 days after such request if (A) the Company is, at such time, conducting an underwritten public offering of Common Stock and is advised by the managing underwriter(s) that such offering would be adversely affected by such filing or (B) the Company determines, in its good faith and reasonable judgment, that any such filing or the offering of any Registrable Securities would materially impede, delay or interfere with any material proposed financing, offer or sale of securities, acquisition, corporate reorganization or other significant transaction involving the Company; provided, however, with respect to clauses (A) and (B) above, that the Company is not entitled to postpone such filing or effectiveness if, within the preceding 12 months, it has effected two postponements, and following such postponements the Registrable Securities to be sold pursuant to the postponed registration statements were not sold (for any reason); and provided further, that during the period commencing on the Davidson Effective Date and ending 120 days thereafter, the Company may not defer the filing or effectiveness of the first Demand Registration requested for more than 30 days.

         Incidental ("Piggyback") Registration. The Company has further agreed that if at any time it proposes to register shares of Common Stock under the Securities Act for its own account (other than a registration on Form S-4 or Form S-8, or any successor or similar registration forms) in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, it will promptly give written notice to all Selling Stockholders of its intention to do so and will use its best efforts to include in the proposed Company registration all Registrable Securities that the Company is requested in writing to register by the Selling Stockholders.

         In connection with the foregoing rights of demand and incidental registration, the Company has agreed to pay certain registration, printing and NYSE listing fees and expenses incident thereto and to indemnify the holders of Registrable Securities against certain liabilities, including liabilities arising under the Securities Act.

         Pursuant to the Underwriting Agreement, the Company, the Selling Stockholders and the Underwriters severally have agreed to indemnify each other against certain liabilities, including certain liabilities arising under the Securities Act. See "Underwriting".

Other Material Relationships of Selling Stockholders with the Company

         Directorships. Immediately following the Davidson Acquisition, the Company increased the size of the Company's Board of Directors (the "CUC Board") by three directors and caused Robert M. Davidson and Janice G. Davidson to be appointed to the CUC Board to fill two of the vacancies so created, for initial terms expiring two years and one year, respectively, following the date of the Company's first annual meeting of shareholders next following February 19, 1996, and further caused Robert M. Davidson to be elected as a Vice Chairman of the CUC Board. From and after the Davidson Effective Date, and for so long as the Selling Stockholders collectively beneficially own (as such term is defined in Section 13 of the Exchange Act and the rules and regulations thereunder) 25% of the shares of Common Stock received by them in the Davidson Acquisition, the Company has agreed to cause at least one of the Davidsons to be included in the slate of nominees for election to the CUC Board at each annual meeting of holders of Common Stock and at any special meeting of such holders at which directors are to be elected (unless one of the Davidsons is then a member of a director class whose term does not expire at such meeting).

         Employment and Noncompetition Agreements. In connection with the Davidson Acquisition, the Davidsons entered into separate employment and noncompetition agreements with the Company.

         Pursuant to his employment agreement with the Company, Mr. Davidson serves (i) as a Vice Chairman of the CUC Board and as Davidson's Chief Executive Officer and a director of Davidson and (ii) as a director, Chairman and Chief Executive Officer of CUC's educational and entertainment software division. In addition, Mr. Davidson is responsible for the overall management of Davidson and CUC's educational and entertainment software division. Pursuant to her employment agreement with the Company, Mrs. Davidson serves as Davidson's President and as a director of Davidson. In addition, Mrs. Davidson serves as a director of CUC's educational and entertainment software division. The term of each of the Davidsons' employment continues through July 24, 1999, subject to extension or termination as provided in their agreements. The Davidsons are eligible for discretionary annual incentive compensation awards and are entitled to participate in all compensation or employee benefit plans or programs and receive all benefits and perquisites for which salaried employees of the Company are eligible under any plan or program now in effect or later established by the Company for salaried employees generally.

         The non-competition agreements with the Davidsons provide that, until July 24, 2001, without the prior written approval by the CUC Board, the Davidsons must abstain from (i) engaging in competition, or directly or indirectly owning or holding a proprietary interest in or being employed by, or consulting with or receiving compensation from, any party which competes in any way or manner with the business of Davidson or any of its subsidiaries, as such business or businesses may be conducted from time to time; (ii) soliciting any clients of Davidson or any of its subsidiaries for any business of Davidson or any of its subsidiaries or discussing with any employee of CUC or any of its affiliates information or operations of any business intended to compete with CUC or any of its affiliates; and (iii) soliciting or inducing any person who is an employee of Davidson or any of its subsidiaries to terminate any relationship such person may have with Davidson or any of its subsidiaries. In addition, the Davidsons have agreed that during such period, they will not directly or indirectly engage, employ or compensate, or cause or permit any person with whom they may be affiliated to engage, employ or compensate, any employee of CUC or any of its affiliates.

         Real Property Agreement. Pursuant to a certain agreement dated July 23, 1996, the Davidsons sold to a subsidiary of the Company, simultaneously with the closing of the Davidson Acquisition, certain real property then owned by them and leased to Davidson. The purchase price was paid by delivery of 221,799 shares of Common Stock, which shares constitute Registrable Securities pursuant to the Registration Rights Agreement.

                                  UNDERWRITING

         Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                              Number of Shares
                       Underwriter                            of Common Stock
                       -----------                            ---------------


Goldman, Sachs & Co..........................................

Morgan Stanley & Co. Incorporated............................

Bear, Stearns & Co. Inc. ....................................

Donaldson, Lufkin & Jenrette Securities Corporation..........

Smith Barney Inc. ...........................................  __________

                           Total.............................   16,500,000
                                                               ===========

         Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

         The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

         The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 3,300,000 shares of Common Stock in an offering conducted outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International Limited, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc.

         Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (collectively the "United States") and to U.S. persons, which term shall mean, for purposes hereof: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares of Common Stock offered as a part of the international offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Common Stock
(a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

         Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price, less an amount not greater than the selling concession.

         Certain of the Selling Stockholders have granted the U.S. Underwriters an option exercisable on or before November 12, 1996 for the purchase of up to an aggregate of 1,980,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise such over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares of Common Stock offered hereby. In addition, certain of the Selling Stockholders have granted the International Underwriters a similar option exercisable for up to an aggregate of 495,000 additional shares of Common Stock.

         The Company and the Selling Stockholders have agreed that, during the period beginning on the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option and purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, or shares in connection with the acquisition by the Company of the business, assets or capital stock of another company or pursuant to a purchase, business combination or merger agreement, pursuant to which, in any single transaction, not more than 25,000,000 shares of Common Stock are issued or exchanged) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

         The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act.

         This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

         Goldman, Sachs & Co. has provided various investment banking and financial advisory services for the Company, in respect of which it has received certain fees.

         Smith Barney Inc. has provided various investment banking and financial advisory services for Davidson & Associates, Inc., in respect of which it has received certain fees.

         The U.S. Underwriters and the International Underwriters have agreed to reimburse certain Selling Stockholders for certain expenses incurred by them in connection with the offering.

                            VALIDITY OF COMMON STOCK

         The validity of the shares offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company appearing in the CUC 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years 1995 and 1994, are based in part on the report of Deloitte & Touche LLP, independent auditors. The Supplemental Consolidated Financial Statements of the Company included in its Current Report on Form 8-K dated July 24, 1996 have also been audited by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference which, as to the years 1996, 1995 and 1994, are based in part on the reports of Deloitte & Touche LLP, KPMG Peat Marwick LLP and Price Waterhouse LLP, independent auditors. The financial statements and schedule and the Supplemental Consolidated Financial Statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended April 30, 1996 and April 30, 1995, and the three-month periods and the six-month periods ended July 31, 1996 and July 31, 1995, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996, incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

         The consolidated financial statements and the Supplemental Consolidated Financial Statements included in the CUC 10-K and the Company's Current Report on Form 8-K filed on September 17, 1996, respectively, and the unaudited condensed consolidated interim financial information included in the Company's Quarterly Reports referred to above have not been adjusted to give effect to the three-for-two stock split to be effected on October 21, 1996 (see Note d to "Selected Financial Data").

         The consolidated financial statements of Ideon as of December 31, 1995 and 1994 and for the year ended December 31, 1995, the two months ended December 31, 1994 and each of the two years in the period ended October 31, 1994, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and related financial statement schedules of Davidson, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements and related financial statement schedule of Sierra, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements and the related financial statement schedule of Advance Ross, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================
No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                      ------------------------------------


                                Table of Contents
                                                                          Page
                                                                          ----

Available Information..................................................
Incorporation of Certain Documents by
      Reference........................................................
The Company............................................................
Capitalization.........................................................
Use of Proceeds........................................................
Price Range of Common Stock and
      Dividend Policy..................................................
Selected Financial Data................................................
Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations.......................................................
Selling Stockholders...................................................
Underwriting...........................................................
Validity of Common Stock...............................................
Experts................................................................



                                16,500,000 Shares


                             CUC International Inc.


                                  Common Stock
                           (par value $.01 per share)



                                     [LOGO]


                              Goldman, Sachs & Co.
                        Morgan Stanley & Co. Incorporated
                            Bear, Stearns & Co. Inc.
               Donaldson, Lufkin & Jenrette Securities Corporation
                                Smith Barney Inc.

                         -------------------------------

                       Representatives of the Underwriters



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

         The table below sets forth the expenses expected to be incurred and borne solely by the Company in connection with the registration of the shares of Common Stock offered hereby. All amounts, except the SEC Registration Fee, are estimated.

SEC Registration Fee........................................$    155,480.00
Legal Fees and Expenses......................................     65,000.00
Blue Sky Fees and Expenses ..................................     10,000.00
Accounting Fees and Expenses.................................     25,000.00
Printing Fees and Expenses...................................     65,000.00
Miscellaneous...............................................      10,000.00
                                                                  ---------

                  Total.....................................$    330,480.00
                                                                 ==========

         The Company has agreed to bear certain costs of registering the shares of Common Stock under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants retained by the Company and all other expenses incurred by the Company in connection with the Company's performance of or compliance with the Registration Rights Agreement; such costs (or estimates thereof) have been set forth above. The Selling Stockholders will bear certain other costs relating to the registration of the shares of Common Stock under the Securities Act, including all underwriting discounts and commissions, all transfer taxes and all costs of any separate legal counsel or other advisors retained by the Selling Stockholders.


Item 15.  Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

         The Company's By-laws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the fullest extent permitted by, and in the manner permissible under, the General Corporation Law of the State of Delaware.

         As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Company's Amended and Restated Certificate of Incorporation contains a provision eliminating the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

         The Company maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

         Pursuant to the U.S. and International Underwriting Agreements, the Underwriters have agreed to indemnify the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. Pursuant to Registration Rights Agreements, the Selling Stockholders have agreed to indemnify the Company and its officers, directors and control persons against certain liabilities.

Item 16.  Exhibits and Financial Schedules

(a) Exhibits

*1.1(a) Form of U.S. Underwriting Agreement dated October ___, 1996, among CUC International Inc., the Selling Stockholders and the U.S. Underwriters.

*1.1(b) Form of International Underwriting Agreement dated October ___, 1996, among CUC International Inc., the Selling Stockholders, and the International Underwriters.

4.1 Registration Rights Agreement dated July 24, 1996, among CUC International Inc. and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on August 5,
         1996).

*5.1     Opinion as to validity of the Shares.

15.1     Letter re:  Unaudited Interim Financial Information.

23.1     Consent of Counsel (included in Exhibit 5.1).

23.2     Consent of Ernst & Young LLP.

23.3 Consent of Price Waterhouse LLP (relating to the Ideon Group, Inc. financial statements).

23.4 Consent of KPMG Peat Marwick LLP (relating to the Davidson & Associates, Inc. financial statements).

23.5 Consent of Deloitte & Touche LLP (relating to the Sierra On-Line, Inc. financial statements).

23.6 Consent of Deloitte & Touche LLP (relating to the Advance Ross Corporation financial statements).

24.1 Power of Attorney (included as part of the Signature Page of this Registration Statement).


--------
*To be filed by amendment.

Item 17.  Undertakings

         1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         3. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         4. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut on this 4th day of October 1996.


                                           CUC INTERNATIONAL INC.


                                           By:/s/ Walter A. Forbes
                                              -------------------------------
                                                 Walter A. Forbes
                                                 Chief Executive Officer and
                                                 Chairman of the Board of
                                                 Directors


                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Walter A. Forbes and E. Kirk Shelton, and each and either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                                     Title                                        Date
         ---------                                     -----                                        ----

/s/ Walter A. Forbes                       Chief Executive Officer                             October 7, 1996
-----------------------------               and Chairman of the Board
  Walter A. Forbes                          (Principal Executive Officer)


/s/ Cosmo Corigliano                       Senior Vice President                               October 7, 1996
-----------------------------               and Chief Financial Officer
  Cosmo Corigliano                          (Principal Financial and Accounting Officer)


/s/ Bartlett Burnap                        Director                                            October 7, 1996
-----------------------------
   Bartlett Burnap

/s/ T. Barnes Donnelley                    Director                                            October 7, 1996
-----------------------------
   T. Barnes Donnelley

/s/ Stephen A. Greyser                     Director                                            October 7, 1996
-----------------------------
   Stephen A. Greyser



                                      II-4







/s/ Christopher K. McLeod                  Director                                            October 7, 1996
------------------------------
   Christopher K. McLeod

/s/ Burton C. Perfit                       Director                                            October 7, 1996
------------------------------
   Burton C. Perfit

/s/ Robert P. Rittereiser                  Director                                            October 7, 1996
------------------------------
   Robert P. Rittereiser

/s/ Stanley M. Rumbough, Jr.               Director                                            October 7, 1996
------------------------------
   Stanley M. Rumbough, Jr.

/s/ E. Kirk Shelton                        Director                                            October 7, 1996
------------------------------
   E. Kirk Shelton

/s/ Kenneth A. Williams                    Director                                            October 7, 1996
------------------------------
   Kenneth A. Williams

/s/ Janice G. Davidson                     Director                                            October 7, 1996
------------------------------
   Janice G. Davidson

/s/ Robert M. Davidson                     Director                                            October 7, 1996
------------------------------
   Robert M. Davidson



                                  EXHIBIT INDEX



Exhibit No.                      Description
-----------                      -----------

*1.1(a) Form of U.S. Underwriting Agreement dated October ___, 1996, among CUC International Inc., the Selling Shareholders, the U.S. Underwriters.

*1.1(b) Form of International Underwriting Agreement dated October __, 1996, among CUC International Inc., the Selling Stockholders, and the International Underwriters.

4.1 Registration Rights Agreement dated July 24, 1996, among CUC International Inc. and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on August 5,
         1996).

*5.1     Opinion as to validity of the Shares.

15.1     Letter re:  Unaudited Interim Financial Information.

23.1     Consent of Counsel (included in Exhibit 5.1).

23.2     Consent of Ernst & Young LLP.

23.3 Consent of Price Waterhouse LLP (relating to the Ideon Group, Inc. financial statements).

23.4 Consent of KPMG Peat Marwick LLP (relating to the Davidson & Associates, Inc. financial statements).

23.5 Consent of Deloitte & Touche LLP (relating to the Sierra On-Line, Inc. financial statements).

23.6 Consent of Deloitte & Touche LLP (relating to the Advance Ross Corporation financial statements).

24.1 Power of Attorney (included as part of the Signature Page of this Registration Statement).


--------
*To be filed by amendment.





                                      II-6